						Exhibit 12.01

FX Energy, Inc.
Ratio of Earnings to Fixed Charges

	Q1
	2015	2014	2013	2012	2011	2010
Earnings (000's)	$ (18,246)	$ (26,103)	$ (8,531)	$ 6,603	$ (26,357)	$ 1,178
Fixed Charges (Interest)(000's)	$ (648)	$ (2,824)	$ (3,269)	$ (2,485)	$ (2,167)	$ (1,936)

Ratio	(28.16)	(9.24)	(2.61)	2.66	(12.16)	0.61